Aurus Advisors, Inc.

Statement of Operations

For the Year Ended December 31, 2015

Revenue		
Broker fees	$	1,355,964
Investment advisory fees		250,341
Other income		13,500
Unrealized loss		(719)
Total Revenue		1,619,086
Operating Expenses		
Commissions		714,210
Compensation		684,311
Professional fees		74,726
Occupancy expense		14,400
Other operating expenses		138,250
Total Expenses		1,625,897
Income before income taxes		(6,811)
Tax provision		800
Net loss	$	(7,611)

See accompanying notes to the financial statements.

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